

A.J. R. · 2nd

Co-Founder at General Genomics Inc.

United States · 500+ connections · **Contact info**

General Genomics Ir

Experience



Co-Founder & Business Support
General Genomics Inc.
Apr 2020 – Present · 9 mos
United States



President & CEO
Solid Industrial Solutions Ltd
Jul 2016 – Apr 2019 · 2 yrs 10 mos
Canada



Vice President Of Business Development
Casman Group of Companies
Jun 2014 – Jun 2016 · 2 yrs 1 mo
Canada



Chairman of the Board
Community Futures Wood Buffalo
Jul 2011 – Jun 2016 · 5 yrs
Canada



Business Development Consultant

Danaher Corporation

Jan 2014 – Jun 2014 · 6 mos

Canada

Show 3 more experiences ⌄

Education



University of Arizona Global Campus

Master of Business Administration (MBA), Finance

2008 – 2010

Forbes School of Business & Technology



Thomas Edison State University

Bachelor of Science - BS, Nuclear Engineering Technology

2003 – 2007



